

THE DEN

Order of Presentation

- Overview and Goals
- Demographics
- Demand and Competition
- Estimated Monthly Profits and accompanying infographics
- Food and Beverage Sales
- Estimated Start-Up Costs
- Mock Event Calendar and Event descriptions
- Mock Space Renderings
- Investment Requests
- Us

Overview

The Den is a play cafe for families and young adults where children can play and explore the indoor playground, while parents sit nearby and supervise over a cup of coffee.

The family social lounge concept functions on a tiered membership model. Families can pay per month to have full access to our play area and lounge area, free wifi, discounts on purchases in our cafe and retail areas, discounts on party and studio rentals in our facility, and early access/discounts on tickets to classes hosted in our facility by outside hosts. We will host weekly, free events for our members such as parenting support groups, music class, yoga, and storytime; and we will host monthly events like spring brunch, summer movie nights, Christmas parties, and more, which will be free or discounted for our members and open to the general public for a fee.

Daily play passes and lounge passes are also available to non-members, and local small businesses can rent advertisement space in our new-member pamphlets to promote shopping local.

Goals

The goal of The Den is to foster a sense of community, connectedness, and comfort.

We strive to create an environment for everyone: the stay-at-home mom who wants to get out of the house with her littles; the local baker looking for a place to rent, so she can offer cake decorating classes to other young adults in the community; the child who is growing into his fine motor skills but needs socialization and a bigger space to explore; the young man who is taking online classes and needs a place to access wifi and buy his daily lunch; the new parents who are sleep-deprived and saw an ad for our parent support group featuring a guest lactation consultant; the local book club who want to switch up the scenery at their weekly meetings; the single dad, throwing a birthday party for his daughter but lost on how to decorate.

Families come in all shapes and sizes, and our club aims to help support all of them.

Goals- Community Enhancement

We also see The Den Family Social Lounge and Club potentially helping the Shelbyville community in the following ways:

- Decreased cases of postpartum depression and anxiety
  - Members have access to our members-only parent support group
  - Member and non-member access to meet and connect with other parents
- Increased literacy rates and state test scores
  - Tutors can rent our lounge space to offer tutoring sessions, ACT support, etc.
  - A provided place for students to study/read
  - Free Storytime and Book Drive event
- Decreased childhood obesity
  - Member and non-member access to our play area for kids
  - Member and non-member access to our healthy cafe food options
  - Member and non-member access to kid's yoga
- Increased community involvement
  - Discounted member rates to community events at our club
  - Advertisement for local community events outside of our club
- Increased revenue for local business
  - Local businesses can rent advertisement space within our facility and newsletter

Demographics

Shelbyville, KY is a growing suburb of the largest metropolitan area in Kentucky, Louisville. Shelbyville has "recently built" or "currently developing" residential neighborhoods through 5 different local builders, and has an estimated number of families with at least one child of 2,700.

For reference, Louisville, the largest city in Kentucky, has decreased in population by 2% over the last 4 years, while Shelbyville's population has grown by 3% . Kentucky's population of people and families has only grown, so clearly the data shows that suburbs are quickly growing in popularity.

Our target audience to market the facility is largely:

- Families with young children (0-8 years)
- Stay-at-home parents and work-from-home parents
- Local professionals like tutors, yoga instructors, and parenting experts as well as their individual clientele

Demand

As to be expected, this growing number of young families in Shelbyville has led to a large outcry for family-friendly, child-friendly facilities. Moms in the area have been connecting and networking to form playdates and mom groups for months, but the demand for an indoor area to meet and play is high.

Our initial polling presented the following data:

Moms polled

- Would use this facility AND buy a monthly membership
- Would use this facility BUT probably not buy a membership



33.3%

66.7%

General Public Polled

- Would use this facility AND buy a monthly membership
- Would use this facility BUT probably not buy a membership
- Probably would not use this facility BUT would like to see it come to town
- Would not use this facility AND do not care to see it come to town



13.0%

22.8%

61.0%

Direct Competition

Similar or competing businesses in Shelbyville: none.

There are currently no club-style communities or wifi lounges like The Den in Shelbyville.

Children's Indoor Play- the single indoor play gym, Discovery School and Gym, will be closing their doors for good in June 2024.

Sit-in cafe/coffee- local coffee shops include The Paddock on Main, Biggby Coffee (chain), and in neighboring Simpsonville, Brick & Mortar Coffee. Tropical Smoothie Cafe has also recently come to Shelbyville, offering some slightly healthier lunch options as well as healthier smoothies.

Estimated Monthly Income

All of the following potential monthly income estimates were done using:

- The most recent census data
- The most recent cost of supplies with the lowest cost:quality ratio
- A four-week month model for slightly lower but safer projections
- Data from a similar family lounge in another Kentucky city
- Data from a similar play cafe in another Kentucky city

And are a sum of the combined income from:

- Party space rentals
- Studio rentals
- Memberships
- Non-Memberships
- Partnerships

Potential Monthly Income- Party Rentals (1 of 5)

Average party rental cost = $400 x 2 parties per weekend = $800/weekend

Average cost of party decor (if needed) = $75/party x 2 parties per weekend = $150/weekend

Total average profit per month = $650/weekend = $2600/month

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties.

PARTY RENTAL TIERS

THE BASICS

- 2 hours of private venue access, including gym, play area, and lounge
- 30 minute setup time
- Provided cleanup services
- Up to 50 guests
- Provided folding tables and chairs

$250

THE STANDARD

- 2 hours of private venue access, including gym, play area, and lounge
- 30 minute setup time
- Provided cleanup services
- Up to 50 guests
- Provided folding tables and chairs
- Provided tablecloths, plates, silverware, and cups of your chosen color/theme

$350

THE SUPREME

- 3 hours of private venue access, including gym, play area, and lounge
- Provided decor/theme consultation
- Provided setup services
- Provided cleanup services
- Up to 50 guests
- Provided folding tables and chairs
- Provided tablecloths, plates, silverware, and cups of your chosen color/theme
- Provided 10 foot balloon garland of your chosen color/theme
- 20 goody bags containing bubbles, tattoos, stickers, crayons, and play doh.
- Photo op with curtain backdrop and props for the duration of the event.

$550

AVAILABLE ADD ONS

- Extra 30 minute party time- $50
- Photo op with curtain backdrop and props (provided with the supreme package)- $50/hour
- Balloon garland (provided with the supreme package)- $10/linear foot
- Goody Bag containing bubbles, tattoos, stickers, crayons, and play doh- $5/bag
- Upgrade to linen tablecloths- $10/each
- "The Baby" wooden high chair rental and 6" smash cake- $50
- The "Mrs." bridal sash and veil- $25

STUDIO RENTAL TIERS

THE BASICS

Best for personal rentals such as:
- Club meetings
- Small groups
- Tutoring

Includes:
- 1 hour of studio access
- 15 minute setup time
- Provided cleanup services
- Up to 20 guests
- Provided folding tables and chairs

$50

THE UPGRADE

Best for business rentals such as:
- How-to classes
- Exercise or Yoga classes
- Professional Tutoring

Includes:
- 1 hour of studio access
- 30 minute setup time
- Provided cleanup services
- Up to 20 guests
- Provided folding tables and chairs
- Advertisement for your event on our website and newsletter

$75

CONTACT US FOR PERSONALIZED RENTAL PACKAGES!

Potential Monthly Income- Studio Rentals (2 of 5)

Average studio rental cost = $62/hr x 4 hours per week = $248/week

In a 4-week month, $200 x 4 weeks = $992 monthly

Average cost of studio equipment = none. Hosts bring own equipment/supplies depending on their class and what their class participants will need

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties.

Potential Monthly Income- Memberships (3 of 5)

Average membership cost = $40/month + $15 event fees

Upfront costs of equipment to run the facilities will be determined separately

Number of households in Shelbyville with children = 2700 families

At am 8% turnout- 216 families x $55/month = $11,880/month

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties. These calculations were made using recent census data and by contacting a similar family style lounge in another city for estimated numbers.

MONTHLY MEMBERSHIP TIERS

NEWBIE



The newbie membership is for expecting families, or families with new babies. Newbie memberships will convert to single memberships when the child turns one. Includes all additional membership benefits.

$30/MONTH

SINGLE



The single membership includes unlimited open play and open lounge for one named child and up to 2 adults per visit. Includes all additional membership benefits.

$40/MONTH

DOUBLE



The double membership includes unlimited open play and open lounge for two named children and up to 2 adults per visit. Includes all additional membership benefits.

$50/MONTH

FULL HOUSE



The triple membership includes unlimited open play and open lounge for three or more named children and up to 2 adults per visit. Includes all additional membership benefits.

$60/MONTH

ADDITIONAL MEMBERSHIP BENEFITS

Unlimited open play, open lounge, guest speakers, and weekly classes

- 10% discount on food and beverage purchases in our cafe.
- 10% discount on merchandise purchased in our retail store.
- Discounted tickets on special events and in-house parties
- Ability to cancel or pause membership at any time (effective 1st of the following month)
- 5% discount on party and studio rentals
- Early access to private class tickets
- Discounts at local preferred partners

Potential Monthly Income- Non-Memberships (4 of 5)

Average daily play-pass cost = $15/2 hours

Upfront costs of equipment to run the facilities will be determined separately

Estimated number of daily non-members- 4 daily x 6 days = 24/week

24/week x $15 = $360/week x 4 weeks = $1440/month

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties. These calculations were made using recent census data and by contacting a similar family style lounge in another city for estimated numbers.

NON-MEMBER PLAY PASSES

HOURLY PLAY PASSES

SINGLE PLAY PASS

- 2 hours of open play and lounge. Re-entry allowed!
- Includes one child (age 1 year+) and two adults
- Option to purchase additional sibling passes for $5 per child

Single play passes include access to The Den classes that occur within your chosen two-hour time frame. If you are interested in attending one of our classes, be sure to check the class time before purchasing your pass.

$15

PLAY PASS PACKAGES

5 PLAY PASSES (SAVE 20%)

- 5 sessions of: 2 hours of open play and lounge. Re-entry allowed!
- Includes one child (age 1 year+) and two adults
- Option to purchase additional sibling passes for $5 per child per day
- All passes must be used by the same child

$60

10 PLAY PASSES (SAVE 30%)

- 10 sessions of: 2 hours of open play and lounge. Re-entry allowed!
- Includes one child (age 1 year+) and two adults
- Option to purchase additional sibling passes for $5 per child
- All passes must be used by the same child

$105

SINGLE LOUNGE PASS

No kids? No problem!

- Unlimited open lounge and daily classes. Re-entry allowed!
- Includes one adult
- Access to club wifi
- Option to purchase additional passes for $5 per adult (perfect for meetings or weekly clubs!)

$10/DAY

Potential Monthly Income- Partnerships (5 of 5)

To foster community and support small businesses, The Den offers local small businesses (realtors, hairdressers, restaurant owners, boutiques, independent consultants, law offices, etc.) the opportunity to advertise their business on our lounge TV's and to have their business information included in our new member folders for a monthly fee of $15

$15/month x 8-10 businesses = average $90/month

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties. These calculations were made using recent census data and by contacting a similar family style lounge in another city for estimated numbers.

Potential Monthly Income Estimate

Party rentals– $2,600/month

Studio rentals– $992/month

Memberships– $11,880/month

Non-membership play passes– $1,440/month

Partnerships– $90/month

Additional streams of revenue- club cafe and retail shop, monthly event fees. Calculations are difficult to estimate at this time for these aspects of the model

Estimate Cafe (using local averages)- $10,800

TOTAL– $27,802/month in a 4-week month

To be safe, calculations are done using a four-week month model and based on local trends regarding popularity and demand for classes/parties.

Food and Beverage Sales

We are not yet able to include projected food and beverage sales in our potential monthly income. The current plan for Cafe sales has presented two options

Option 1- We will need to hire a barista and purchase commercial kitchen equipment to operate a cafe in our facility.

- Pros- higher percentage of sales profits are turned over to us
- Cons- the wage for a barista and cost of commercial equipment is included in our costs, orders for things like additional cups, plates, food and drinks, etc. is included in our monthly costs

Option 2- A local mom, looking to expand her protein hub business, has asked to rent out the cafe space to sell her own products (coffee, tea, juices, protein shakes, parfaits, acai bowls, etc.)

- Pros- we do not need to account for a barista wage or commercial equipment, we will not be responsible for monthly ordering
- Cons- lower percentage of sales profits are turned over to us

Food and Beverage Sales- Option 2

The mom who is interested in opening a protein hub in our cafe space has agreed to one of two rental options, both equally okay with her.

Option 1- she pays us a flat rate for her rent each month PLUS an agreed upon commission percentage of her sales

Option 2- she pays us a flat rate for her rent each month and no commission BUT agrees to allow competing "grab and go" food items to be offered by our club (chips, chex mix, fruit, pre-packaged sandwiches, string cheese, muffins, bottled drinks, etc.)

We have not yet discussed rental amounts or the potential to create a compromise of option 1 and option 2 together, but for the sake of number safety, we have included a barista wage in our calculated recurring costs.

The average profit on play cafe food and beverage sales is .85 on the dollar, which is extremely high, and the average first month profits from play cafe food and beverage sales is $11,400/month.

Start-Up Costs (Recurring Costs)

The average facility of comparable size with necessary restrooms, kitchen, and ADA accessibility in Shelbyville = $5,000–$6,000/monthly rent

At a rate of $15/hour, a full-time Barista = $630/week

Insurance- $300/month estimate requested with local business insurance provider, tbd

Utilities– tbd

Monthly Insurance- TOTAL = $7,830–$8,830/month minimum

Note Our existing finances available are roughly $5,000, and we are actively fundraising.

Start-Up Costs (One-Time Costs)

The average facility of comparable size with necessary restrooms, kitchen, and ADA accessibility in Shelbyville = $5,000–$7,000/month x 1 month deposit = $6,000

Insurance Premium- $1,800

Party Room/Class Studio = $2,020.79

Office = $824.89

Reception = $561.87

Play Area = $9,258.17

Play Area Lounge = $7,896.74

Cafe Lounge = $6,239.11

Cafe Equipment= $8,023.66

TOTAL = $42,625.23

Detailed lists of items that led to these calculations available here

Note Our existing finances available are roughly $5,000, and we are actively fundraising.

Sample Monthly Calendar

JUNE 2025 EVENT SCHEDULE

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
1	2	3	4	5	6	7
	CLOSED			Parenting Class 9:30-11:30	Dive Into Summer Bash! 5:30-7:30	Storytime 9:00-10:00
8	9	10	11	12	13	14
	CLOSED	Little Movers Music Class 10:00-11:00		Parenting Class 9:30-11:30 Yoga 7:00-8:00	Summer Movie Series 5:30-7:30	Storytime 9:00-10:00
15	16	17	18	19	20	21
Daddy and Me Brunch 11:00-2:00	CLOSED	Little Movers Music Class 10:00-11:00		Parenting Class 9:30-11:30		Storytime 9:00-10:00
22	23	24	25	26	27	28
	CLOSED			Parenting Class 9:30-11:30 Yoga 7:00-8:00	Summer Movie Series 5:30-7:30	Storytime 9:00-10:00
29	30	Open Play Hours- 10:00-5:00 weekends, 8:00-3:00 weekdays (CLOSED MONDAYS) Lounge Hours- 10:00-5:00 weekends, 8:00-6:00 weekdays (CLOSED MONDAYS)				
	CLOSED					

Sample Monthly Calendar

OCTOBER 2025 EVENT SCHEDULE

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
Open Play Hours- 10:00-5:00 weekends, 8:00-3:00 weekdays (CLOSED MONDAYS) Lounge Hours- 10:00-5:00 weekends, 8:00-6:00 weekdays (CLOSED MONDAYS)			1	2	3	4
				Parenting Class 9:30-11:30 Yoga 7:00-8:00	Murder Mystery Dinner 7:00-9:00 (ages 21+)	Storytime 9:00-10:00
5	6	7	8	9	10	11
	CLOSED	Little Movers Music Class 10:00-11:00		Parenting Class 9:30-11:30		Storytime 9:00-10:00
12	13	14	15	16	17	18
Chili Cookoff 2:00-5:00	CLOSED			Parenting Class 9:30-11:30 Yoga 7:00-8:00		Storytime 9:00-10:00
19	20	21	22	23	24	25
	CLOSED	Little Movers Music Class 10:00-11:00		Parenting Class 9:30-11:30	Costume Party + Halloween Movie Night 5:30-7:30	Storytime 9:00-10:00
26	27	28	29	30	31	
	CLOSED			Parenting Class 9:30-11:30 Yoga 7:00-8:00		

Sample Events

Paint 'N Pot **LIMITED SPACES**

You don't have to have a green thumb to join us for our paint 'n pot event. Terracotta pots and flower seeds are provided, so all you have to do is let those creative juices flow.
Entry fee for members: $15
Entry fee for non-members: $25
Children 6 and under get in FREE

Mommy and Me Brunch **LIMITED SPACES**

Hey, mamas. Sign up for our mommy and me brunch, and celebrate what a superstar you are. We'll provide the beverages, sandwiches, treats, and more, and you'll leave with a special Mother's Day gift from us to you. Enjoy good music and food with your littles, and be sure to leave dad at home!
Entry fee for members: $20
Entry fee for non-members: $30
Children 6 and under get in FREE

BYOB (Build Your Own Bouquet) (ages 21+) **LIMITED SPACES**

We'll provide the flowers and teach you how to make a beautiful bouquet or floral centerpiece for your home. Sign up for our BYOB (Build your own Bouquet) event to enjoy some good food and learn a new skill that'll keep your home looking gorgeous.
Entry fee for members: $15
Entry fee for non-members: $25

Dive Into Summer Bash

School's out, and we are ready to party! Come celebrate the start of summer vacay at our Dive Into Summer Bash! It'll be the luau of the season with snacks, music, games, and a shaved ice truck! Teachers get in FREE with a valid ID or school email.
Entry fee for members: FREE
Entry fee for non-members: $5
Children 6 and under get in FREE

Daddy and Me Brunch **LIMITED SPACES**

Hey, dads. Sign up for our daddy and me brunch, and celebrate what a hero you are. We'll provide the beverages, sandwiches, treats, and more, and you'll leave with a special Father's Day gift from us to you. Enjoy good music and food with your littles, and be sure to make mom stay at home!
Entry fee for members: $20
Entry fee for non-members: $30
Children 6 and under get in FREE

Summer Movie Series

Join us for kids' movie night every other Friday for the whole summer! Throw on some comfy clothes and grab your favorite

Chili Cookoff

Show off your skills in the kitchen by bringing a pot of your favorite chili to share. Enjoy a taste of Shelbyville's best chili, and be sure to cast your vote for the tastiest pot. The winner will receive 50% off your next month's membership as well as the coveted chili master apron. Let's get cooking!
Entry fee for members: $5
Entry fee for non-members: $10
Children 6 and under get in FREE

Costume Party Halloween Movie Night

Put on your spookiest costume and join us for a Halloween movie night. Bring your favorite stuffy and blanket for added comfort, and we'll provide the popcorn. Make sure to grab some candy before you go, and the best costume will get a special prize!
Entry fee for members: $5
Entry fee for non-members: $10
Children 6 and under get in FREE

Pie Party

It's a pie palooza! Stop by for some pie-in-a-cup, and leave with a unique door prize: a personalized booklet of pie recipes you can be sure will WOW at Thanksgiving.
Entry fee for members: $5
Entry fee for non-members: $10
Children 6 and under get in FREE

Friendsgiving Dinner and Cider Bar

Celebrate Friendsgiving by coloring and creating your own cornucopia with us. Stop by our cider bar to fill up your cup with yummy cider and spices, and check out the snack area where we will have Thanksgiving snacks for all. Grab a thankful feather, write down what you are thankful for this year, and pin it on our club turkey!
Entry fee for members: $5
Entry fee for non-members $15
Children 6 and under get in FREE

Christmas Movie Night and Cocoa Bar

Put on your ugly Christmas sweater or your comfiest Christmas PJs, because it's time for our Christmas movie night! Bring your favorite stuffy and a blanket, and get ready to enjoy a classic Christmas movie. Stop by the hot cocoa bar to pour a cup of hot chocolate with your choice of toppings. Popcorn provided.
Entry fee for members: $5
Entry fee for non-members: $10
Children 2 and under get in FREE

Peace Out, 2025! NYE Party

Help us close out the year with our disco-themed Peace Out, 2025! Party. We'll have snacks, drinks, and good music. Stop by

Sample Weekly Classes

At this time, we have secured a volunteer storytime reader and a kid's yoga instructor. We have also secured two guest speakers for parent support group, a lactation consultant and a child psychologist who specializes in autism.

weekly classes

Open Play

Time: Weekdays 8:00-3:00, Weekends 10:00-5:00, Closed Mondays

Open play in our gym areas is available for children of all ages and provides your littles a chance to explore the world with you within watching distance. We have open gym areas with mats, rock climbing walls, ball pits, climbing toys, and more; and we have open play areas with blocks, craft supplies, kitchen sets, Montessori toys, dress up clothes, and more. All of our play areas are within watching distance of our lounge area.
Play areas are most appropriate for littles age 6 months-8 years

Entry fee for members: FREE
Entry fee for non-members: $20 daily passes

Little Movers Music Class

Time: Every other Tuesday 10:00-11:00 AM

Class description: Little Movers Music class is designed to give you and your little ones a chance to bond and explore the world through music. Use our provided instruments, and our instructor will guide you through a series of fun, musical exercises.
This class is most appropriate for littles age 6 months– 5 years

Entry fee for members: FREE
Entry fee for non-members: $10

Kid's Yoga

Every other Thursday 9:30-10:30 AM

Class description: Yoga classes are offered every other Thursday in one of our studios from 2:00-3:00 PM. Class is led by a licensed yoga instructor and is available for adults of all ages as well as for young adults age 16+. Join us for your chance to relax, strengthen your core, and open your mind with yoga.
This class is most appropriate for littles age 3-8 years

Entry fee for members: FREE
Entry fee for non-members: $15

Open Lounge

Time: Weekdays 8:00-6:00, Weekends 10:00-5:00, Closed Mondays

Our lounge is open daily for parents and young adults to enjoy while watching their littles play. Enjoy our gym lounge, if you are looking to relax while supervising your littles, or enjoy our no-kids lounge for a quieter atmosphere– perfect for working from "home," utilizing the wifi, arranging a book club meeting, or just getting out of the house to enjoy a cup of coffee. Lounge areas are open later than gym areas on weekdays to allow for quiet working hours.

Entry fee for members: FREE
Entry fee for non-members: $20 daily passes, wifi included

Parent Support Group

Time: Every Thursday 9:30-10:30 AM

Class description: Parent Support Group (parenting class) is a members-only, safe space group for new, struggling, and just plain curious parents to come together to discuss the ups and downs of parenthood. Parenting class features guest speakers like local lactation consultants, infant CPR experts, parenting experts, childhood psychologists, and more. Coffee is provided for group attendees.

*this is a MEMBERS ONLY group

Storytime

Every Saturday 9:00-10:00 AM

Class description: Join us on Saturday morning for children's book-readings with local authors and members of the community. Announcements of which books will be read can be found on our website each week along with which age groups books are most appropriate for.
This class is most appropriate for littles age 0-6 years

Entry fee for members: FREE
Entry fee for non-members: FREE

Reception/Entry



Cafe Lounge Area



Play Area Entry



Play Area/Lounge



Party Room/Studio



What We Need

- Investment

With all these things considered, we are hoping to secure a few $10,000 investments or to find a single investor that will consider offering $25,000-$50,000 in exchange for a negotiable equity stake in the business.

We are not necessarily in a place to accept loans at this time, barring they come with a large forbearance period, as we are seeking to run the business risk-free for at least the first three months.

- Support

While we are okay with a silent investor and have some of our own experience in local permits (and I am working with a business advisor), it would also be beneficial to our business to have an investor who would consider taking on a mentor role during the start-up process. Therefore, we prefer an investor who would like to regularly be on-site as well or can provide a business advisor to aid in start-up operations.

Who you are investing in

This crazy passion project started with me, Danielle, a stay-at-home mom, with a crazy but fun idea that I really believe would help other moms and growing families in our city.

I am a former teacher turned stay-at-home wife after my son passed away in 2022. I started up my own small business, a children's boutique, with the help of my husband and IT expert, Jarod, and we have been running that shop for the past two years. Our daughter Calliope was born in 2023.

This project was inspired by a similar setup in our hometown, to which we are both very attached and often return.

Community, Connectedness, and Comfort.

That is what we are hoping to bring here.

